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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Novatel Wireless Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

66987M109

(CUSIP Number)

December 31, 2003

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ]   Rule 13d-1(b)

[X]   Rule 13d-1(c)

[  ]   Rule 13d-1(d)

      *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS [REPORTING PERSON] S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

Aether Systems, Inc.

52-2186634

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ]

(b) [X]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF	5	SOLE VOTING POWER
		0
SHARES

BENEFICIALLY	6	SHARED VOTING POWER

OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER

REPORTING		0

PERSON	8	SHARED DISPOSITIVE POWER

WITH		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	[ ]
0

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.0%

12	TYPE OF REPORTING PERSON*

CO

Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS [REPORTING PERSON] S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

Aether Capital, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ]

(b) [X]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF	5	SOLE VOTING POWER
		0
SHARES

BENEFICIALLY	6	SHARED VOTING POWER

OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER

REPORTING		0

PERSON	8	SHARED DISPOSITIVE POWER

WITH		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	[ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.0%

12	TYPE OF REPORTING PERSON*

PN

Page 3 of 6 Pages

1	NAMES OF REPORTING PERSONS [REPORTING PERSON] S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

David S. Oros

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ]

(b) [X]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF	5	SOLE VOTING POWER

SHARES		3,713

BENEFICIALLY	6	SHARED VOTING POWER

OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER

REPORTING		3,713

PERSON	8	SHARED DISPOSITIVE POWER

WITH		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,713

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	[ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.0%

12	TYPE OF REPORTING PERSON*

IN

Page 4 of 6 Pages

Item 1(a)      Name of Issuer:

                      Novatel Wireless Inc. (the “Issuer”)

Item 1(b)      Address of Issuer’s Principal Executive Offices:

                      The address of the Issuer’s principal executive offices is 9360 Town Centre Drive, Suite 110, San Diego, CA 92121.

Item 2(a)      Name of Person Filing:

                      This Schedule 13G is being jointly filed by each of the following persons pursuant to Rule 13-d(1)(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities and Exchange Act of 1934, as amended (the “Act”): Aether Systems, Inc., its wholly-owned subsidiary, Aether Capital, LLC, and David S. Oros, who serves as the Chairman of the Board and Chief Executive Officer of Aether Systems, Inc., or collectively, the “Reporting Persons.”

                      The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 99.1, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of
Rule 13d-1(k)(1) under the Act.

Item 2(b)      Address of Principal Business Office or, if none, Residence:

                      The address of the principal business office of each of the Reporting Persons is 11460 Cronridge Drive, Owings Mills, Maryland 21117.

Item 2(c)      Citizenship:

                      The citizenship or place of organization of each of the Reporting Persons is set forth on the cover page.

Item 2(d)      Title of Class of Securities:

                      The title and class of securities is common stock, par value $0.001 per share (the “Common Stock”).

Item 2(e)      CUSIP No.:

                      The CUSIP number of the Common Stock is set forth on the cover page.

Item 3          If this statement is file pursuant to Rules 13d-1(b), or 13d-2(b),check whether the person filing is a:

                      Not Applicable.

Item 4         Ownership:

                      See Item 5-9 and 11 on the cover page for each filer.

Page 5 of 6 Pages

Item 5           Ownership of Five Percent or Less of a Class:

                      If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X ].

Item 6         Ownership of More Than Five Percent on Behalf of Another Person:

                     Not applicable

Item 7           Identification and Classification of the Subsidiary Which Acquired the
                      Security Being Reported on By the Parent Holding Company:

                     Not applicable.

Item 8          Identification and Classification of Members of the Group:

                     Not applicable.

Item 9          Notice of Dissolution of Group:

                     Not applicable.

Item 10        Certification:

                      (b) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 6 of 6 Pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   February 4, 2004

AETHER SYSTEMS, INC.

By:             /s/ David C. Reymann
Name:      David C. Reymann
Its:            Secretary

AETHER CAPITAL, LLC

By: Aether Systems, Inc., its sole member

By:            /s/ David C. Reymann
Name:      David C. Reymann
Its:            Secretary

By:            /s/ David S. Oros
Name:      David S. Oros

EXHIBIT INDEX

Exhibit No.	Description
99.1	Agreement of Joint Filing